UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 803, 8/F, Tower 1, The Gateway

25 Canton Road, Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

The information contained in this Report of Foreign Private Issuer on Form 6-K is furnished herewith and is incorporated by reference into the Registration Statement of the Registrant on Form S-8 (No. 333- 165783).

Explanatory Note:

On July 9, 2010, China Metro-Rural Holdings Limited, or the Company, filed its Annual Report on Form 20-F for the year ended March 31, 2010, or the 2010 Form 20-F, with the U.S. Securities and Exchange Commission, or the Commission.

On July 28, 2010, the Company announced its decision to distribute its entire equity interest in Man Sang International Limited, or MSIL, to the Company’s shareholders, or Distribution. In line with the accounting policies of the Company and its subsidiaries, or the Group, the results attributable to MSIL were shown as discontinued operations in the Group’s unaudited interim condensed consolidated financial statements for the six months ended September 30, 2010.

Under the applicable rules of the Commission, when a registrant prepares, on or after the date the registrant reports discontinued operations and/or has changes in accounting policy where such changes require retrospective disclosure or measurement, a new registration statement, or post effective amendment to existing registration statement, that includes or incorporates by reference financial statements, the registrant is required to recast the prior period annual financial statements included or incorporated by reference in such registration statement, or post effective amendment, to reflect the discontinued operations and changes in accounting policy.

As a result of the July 2010 announcement related to the Distribution, which was subsequent to the filing of the 2010 Form 20-F, the Company is furnishing this Form 6-K to re-present its consolidated financial statements for the Group for the years ended March 31, 2010, 2009 and 2008 to give effect to the discontinued operations presentation. Except for the changes in accounting policy, the details of which are set out in notes 3 and 4 to the consolidated financial statements, this re-presentation does not represent a restatement of previously issued financial statements.

As such, the results of the continuing operations are presented in the income statement for the three years ended March 31, 2010, as previously reported. However, discontinued operations are presented in the income statement for the same periods as a separate amount, comprising the total of the post-tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measurement to fair value less costs to sell, of the assets/disposal groups constituting discontinued operations. While contained in the re-presented consolidated financial statements in this Form 6-K, the statement of financial position as at March 31, 2010, 2009 and 2008 has not been revised for the discontinued operations.

In addition, this Form 6-K reflects (i) the Group’s adoption of the revised International Accounting Standard No. 17 (Amendment) ‘Leases’ and (ii) the Group’s change in accounting policy on the classification of bank loans.

As a result of the re-presentation of its consolidated financial statements, the Company is also re-presenting and updating the following sections of its 2010 Form 20-F:

•	“Item 3. Key Information – A. Selected Financial Data” as Exhibit 99.1 to this Form 6-K;

•	Certain risk factors located in “Item 3. Key Information – D. Risk Factors” as Exhibit 99.2 to this Form 6-K;

•	“Item 4. Information on the Company – A. History and Development of the Company” as Exhibit 99.3 to this Form 6-K;

•	“Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” as Exhibit 99.4 to this Form 6-K; and

•	“Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” as Exhibit 99.5 to this Form 6-K.

Except as listed above, the Company has not updated the 2010 Form 20-F to reflect events or developments since March 31, 2010.

Contemporaneously with the furnishing of this report on Form 6-K, the Company is furnishing a further report on Form 6-K with a commentary on the unaudited condensed consolidated interim financial information for the six months ended September 30, 2010, reflecting the presentation of the continuing operations. This Form 6-K should be read together with the other Form 6-K furnished on the Company’s interim financial information and the 2010 Form 20-F.

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements in this Form 6-K with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts, and generally use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘may’, ‘could’, ‘seek’, ‘continue’, ‘should’, ‘assume’, or other words of similar meaning.

Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to our ability to obtain adequate funding to our property under development or any properties planned for future development, our ability to comply with the restrictions and covenants in our bank loan agreements, and impacts that the Group may have resulting from changes in governmental policies in the People’s Republic of China.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. Except as required by applicable law, the Group does not have any obligation and expressly disclaims any obligation or undertaking to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. The Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this announcement to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Exhibits

99.1	Revised Item 3 — Key Information — Selected Financial Data to the Company’s Annual Report on Form 20-F for the year ended March 31, 2010, filed on July 9, 2010

99.2	Revised Item 3 — Risks associated with China-Metro Rural Holdings Limited

99.3	Revised Item 4 — Information on China-Metro Rural Holdings Limited

99.4	Revised Item 5 — Operating and Financial Review and Prospects

99.5	Revised Item 10 — Additional Information

99.6	Revised Item 8 — Financial Information

99.7	Consent of PricewaterhouseCoopers, an Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2011	CHINA METRO-RURAL HOLDINGS LIMITED

	By	/s/ Sio Kam Seng
Sio Kam Seng
Executive Director and Vice Chairman of the Board and Chief Executive Officer

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